SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

GFI Group Inc.

(Name of Subject Company)

GFI Group Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

361652209

(CUSIP Number of Class of Securities)

Christopher D’Antuono, Esq.
General Counsel
GFI Group Inc.
55 Water Street
New York, New York 10041
(212) 968-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Morton A. Pierce, Esq.
Bryan J. Luchs, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036-2787
(212) 819-8200

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by GFI Group Inc., a Delaware corporation (“GFI”), with the Securities and Exchange Commission (the “SEC”) on November 4, 2014, relating to the tender offer (as amended through the date hereof) by BGC Partners, L.P., a Delaware limited partnership (“Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), to purchase all outstanding shares of GFI’s common stock, par value $0.01 per share (the shares of GFI’s common stock being referred to as the “Shares”), for $5.25 per Share, net to the seller in cash, without interest and less any required withholding taxes.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

Item 2.                                 Identity and Background of Filing Person.

Item 2 of the Statement is hereby amended and supplemented by deleting the first sentence of the first paragraph of the section entitled “Tender Offer” and replacing it with the following:

This Statement relates to the unsolicited tender offer by BGC Partners, L.P., a Delaware limited partnership (“Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), to purchase all outstanding Shares for $5.45 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 2014 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) included as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2014 by Purchaser and BGC (as amended by Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to Schedule TO filed with the SEC on November 12, 2014, November 19, 2014, November 20, 2014, December 10, 2014 and December 19, 2014, respectively, by Purchaser and BGC, together with exhibits thereto, the “Schedule TO”).

Item 3.                                 Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Statement is hereby amended and supplemented by deleting the first three sentences of the first paragraph under the caption “Shares Held by Non-Employee Directors and Executive Officers of GFI” in the section entitled “Arrangements with Current Executive Officers and Directors of GFI” and replacing it with the following:

As a group, the non-employee directors and executive officers of GFI beneficially owned an aggregate of approximately 49,420,882 Shares as of December 1, 2014, excluding any Shares issuable upon settlement of RSUs held by such individuals. If GFI’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same $5.45 per Share price being offered to all other GFI stockholders in connection with the Offer. If the non-employee directors and executive officers were to tender all of the 49,420,882 Shares owned by them for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser for $5.45 per Share, then the non-employee directors and executive officers would collectively receive an aggregate amount of approximately $269,343,806 in cash.

Item 3 of the Statement is hereby amended and supplemented by deleting the second paragraph under the caption “Shares Held by Non-Employee Directors and Executive Officers of GFI” in the section entitled “Arrangements with Current Executive Officers and Directors of GFI” and replacing it with the following:

The following table sets forth, as of December 1, 2014, the cash consideration that each non-employee director and executive officer of GFI would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Consideration Payable in Respect of Shares
Michael Gooch(1)(2)	46,806,417	$255,094,973
Colin Heffron(3)	1,307,985	$7,128,518
Ronald Levi	812,952	$4,430,588
James Peers(4)	187,759	$1,023,287
Marisa Cassoni	181,436	$988,826
Frank Fanzilli	76,268	$415,661
Richard Magee	36,391	$198,331
Thomas Cancro	11,674	$63,623
All executive officers and directors as a group	49,420,882	$269,343,807

Item 3 of the Statement is hereby amended and supplemented by deleting the reference to the per Share price of $5.25 in the first paragraph under the caption “Equity-Based Awards Held by Non-Employee Directors and Executive Officers of GFI” in the section entitled “Arrangements with Current Executive Officers and Directors of GFI” and replacing it with $5.45.

Item 3 of the Statement is hereby amended and supplemented by deleting the first and second bullet under the caption “Equity-Based Awards Held by Non-Employee Directors and Executive Officers of GFI” in the section entitled “Arrangements with Current Executive Officers and Directors of GFI” and replacing it with the following:

•                                          RSUs Held by Non-Employee Directors.  This discussion assumes that each RSU held by GFI’s non-employee directors immediately before the consummation of the Offer will be accelerated in connection with the Offer and converted into Shares, and that the non-employee directors will be entitled to receive $5.45 per Share in respect of such Shares. As of December 1, 2014, Messrs. Fanzilli and Magee and Ms. Cassoni, the current non-employee directors of GFI, held 17,249, 12,449 and 42,576 RSUs, respectively. Based on the per Share price to be paid in the Offer of $5.45 per Share, the value of such RSUs for each of Messrs. Fanzilli and Magee and Ms. Cassoni was $94,007, $67,847, and $232,039, respectively.

•                                          RSUs Held by Executive Officers.  The vesting of RSUs held by GFI’s executive officers will not accelerate in connection with the Offer unless so determined by the Compensation Committee of the Board or as otherwise provided in an individual employment or service agreement. This discussion assumes that each RSU held by GFI’s executive officers immediately before the consummation of the Offer will be accelerated in connection with the Offer and converted into Shares, and that the executive officers will be entitled to receive $5.45 per Share in respect of such Shares. As of December 1, 2014, Messrs. Gooch, Heffron, Peers, Levi and Cancro, the current executive officers of GFI, held 210,321, 856,104, 254,564, 379,058 and 29,502 RSUs, respectively. Based on the per Share price to be paid in the Offer of $5.45 per Share, the value of such RSUs for each of Messrs. Gooch, Heffron, Peers, Levi and Cancro was $1,146,249, $4,665,766, $1,387,373, $2,065,866 and $160,785, respectively.

Item 4.                                  The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented by deleting the last sentence of the section entitled “Background of the Offer” and replacing it with the following:

On December 12, 2014, the Special Committee met with representatives of White & Case, RLF and Greenhill to review BGC’s revised proposal to purchase all outstanding Shares for $5.45 per Share in cash (the “Revised BGC Proposal”). At the meeting, the members of the Special Committee, in consultation with representatives of White & Case, RLF and Greenhill, reviewed the Revised BGC Proposal. The Special Committee unanimously determined that the Revised BGC Proposal could reasonably be expected to lead to a “Superior Proposal” (as defined in the CME Merger Agreement) and resolved to recommend that the Board determine the same (the “Special Committee’s Recommendation”). That same day, the Special Committee requested that GFI convene a meeting of the Board to act on the Special Committee’s Recommendation.  A meeting of the Board was held on December 18, 2014.

At the December 18 meeting of the Board, members of the Board asked questions about the status of discussions with BGC and about the Revised BGC Proposal. The Board decided to reconvene to further discuss the Revised BGC Proposal and to vote on whether the Revised BGC Proposal could reasonably be expected to lead to a “Superior Proposal” (as defined in the CME Merger Agreement).

On December 19, 2014, BGC and Purchaser filed Amendment No. 5 to the Schedule TO to reflect the Revised BGC Proposal.

A meeting of the Board was held on December 20, 2014, at which the Board further discussed the Revised BGC Proposal.

On December 23, 2014, the Board met and, upon the unanimous recommendation of the Special Committee, which was determined in good faith after consultation with its outside legal counsel and independent financial advisor, the Board (with Messrs. Gooch and Heffron abstaining) determined that the Revised BGC Proposal could reasonably be expected to lead to a “Superior Proposal” (as defined in the CME Merger Agreement).

Item 8.                                 Additional Information.

Item 8 of the Statement is hereby amended and supplemented by deleting the “Golden Parachute Compensation” table of the section entitled “Golden Parachute Compensation” and replacing it with the following:

Name	Cash(1)	Equity(2)	Pension/NQDC	Perquisites/ Benefits(3)	Tax Reimbursement	Other	Total
Michael Gooch	—	$1,146,249	—	—	—	—	$1,146,249
Colin Heffron	$4,856,024	$4,665,766	—	$40,881	—	—	$9,562,671
James Peers	$930,025	$1,387,373	—	$10,220	—	—	$2,327,618
Ronald Levi	—	$2,065,866	—	—	—	—	$2,065,866
J. Christopher Giancarlo(4)	—	—	—	—	—	—	—

Item 8 of the Statement is hereby amended and supplemented by deleting all references to the per Share price of $5.25 in footnote 2 of the “Golden Parachute Compensation” table of the section entitled “Golden Parachute Compensation” and replacing them with $5.45.

Item 8 of the Statement is hereby amended and supplemented by deleting the third to last paragraph of the section entitled “Litigation” and replacing it with the following:

On November 18, 2014, the Delaware court entered a Revised Order Setting Expedited Discovery Schedule in the Consolidated Delaware Action. On December 19, 2014, the court entered a Further Revised Scheduling Order scheduling a preliminary injunction hearing for January 16, 2015.

Item 9.                                 Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit to the exhibit table:

Exhibit No.	Description

(a)(5)(D)	Press release issued by BGC Partners, Inc. on December 19, 2014 (filed as Exhibit (a)(5)(G) to the Schedule TO)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GFI GROUP INC.

By:	/s/ Christopher D’Antuono
Name: Christopher D’Antuono
Title: General Counsel

Dated: December 23, 2014